

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Cheuk Hang Chow
Chief Executive Officer
Inception Growth Acquisition Ltd
875 Washington Street
New York, NY 10014

> **Re: Inception Growth Acquisition Ltd**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 17, 2023**
> **File No. 001-41134**

Dear Cheuk Hang Chow:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lawrence S. Venick, Esq.